UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 18, 2012	Announcement on Amendments to Certain Information in the Press Release Titled “Consolidated Financial Statements for the Fiscal Year Ended March 31, 2012” (including amendments to financial data)

2	May 18, 2012	Notice of Change in the Shareholding by Our Principal Shareholder (Shuyo Kabunushi)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: May 18, 2012

[Exhibit 1]

[Translation]

May 18, 2012

To whom it may concern:

Company Name:	WACOAL HOLDINGS CORP.
Representative:	Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact:	Ikuo Otani
Managing Director and General
Manager of Corporate Planning
(Telephone: +81 (075)682-1010)

Announcement on Amendments to Certain Information

in the Press Release Titled “Consolidated Financial Statements for the Fiscal Year Ended March 31, 2012”

(including amendments to financial data)

We hereby give notice of amendments of certain information in the press release titled “Consolidated Financial Statements for the Fiscal Year ended March 31, 2012”, as released on May 15, 2012, as follows.

[Amendment 1]

Summary information on Page 1:

1.	Consolidated Results for the Fiscal Year Ended March 31, 2012 (April 1, 2012 – March 31, 2012)

(1)	Consolidated Business Results

(3)	Consolidated Cash Flow Status

Please refer to Pages 2 – 3 of this announcement for amended information.

[Amendment 2]

Pages 7 – 8 of Attached Materials:

1.	Business Results

(2)	Analysis of Financial Condition

Please refer to Pages 4 – 5 of this announcement for amended information.

[Amendment 3]

Page 18 of Attached Materials:

4.	Consolidated Financial Statements

(5)	Consolidated Cash Flow Statement

Please refer to Pages 6 – 8 of this announcement for amended information.

Parts to be amended are underlined.

[Amendment 1]

Summary information on Page 1:

1.	Consolidated Results for the Fiscal Year Ended March 31, 2012 (April 1, 2012 – March 31, 2012)

(Before Amendment)

(1)	Consolidated Business Results

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share	Ratio of Net Income Attributable to Wacoal Holdings Corp. to Shareholders’ Equity	Ratio of Pre-tax Net Income to Total Assets	Ratio of Operating Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2012	49.08	49.02	4.1	4.7	6.0
Fiscal Year Ended March 31, 2011	19.73	19.72	1.7	1.8	2.7

(Reference) Equity in income/(loss) of equity-method investment:	Fiscal Year ended March 31, 2012: 1,008 million yen
Fiscal Year ended March 31, 2011: 990 million yen

(3)	Consolidated Cash Flow Status

	Cash Flow from Operating Activities	Cash Flow used in Investing Activities	Cash Flow used in Financing Activities	Balance of Cash and Cash Equivalents at End of Fiscal Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2012	9,917	(3,324)	(2,824)	29,985
Fiscal Year Ended March 31, 2011	10,441	(703)	(4,965)	26,316

(After Amendment)

(1)	Consolidated Business Results

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share	Ratio of Net Income Attributable to Wacoal Holdings Corp. to Shareholders’ Equity	Ratio of Pre-tax Net Income to Total Assets	Ratio of Operating Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2012	49.08	49.02	4.1	4.7	6.0
Fiscal Year Ended March 31, 2011	19.73	19.72	1.6	1.8	2.7

(Reference) Equity in income/(loss) of equity-method investment:	Fiscal Year ended March 31, 2012: 1,008 million yen
Fiscal Year ended March 31, 2011: 990 million yen

(3)	Consolidated Cash Flow Status

	Cash Flow from Operating Activities	Cash Flow used in Investing Activities	Cash Flow used in Financing Activities	Balance of Cash and Cash Equivalents at End of Fiscal Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2012	10,060	(3,467)	(2,824)	29,985
Fiscal Year Ended March 31, 2011	10,441	(703)	(4,965)	26,316

[Amendment 2]

Pages 7 – 8 of Attached Materials:

1.	Business Results: (2) Analysis of Financial Condition

(Before Amendment)

Cash Flows Status

Cash flow from operating activities:

Cash flow from operating activities during fiscal 2012 was 9,917 million yen, a decrease of 524 million yen as compared to the previous fiscal year, which reflects the result after adjusting the net income of 7,016 million yen for deferred taxes and equity in net income of affiliated companies, as well as depreciation expenses and an increase in payables.

Cash flow used in investment activities:

Cash flow used in investment activities was 3,324 million yen, an increase of 2,621 million yen as compared to the previous fiscal year, due to the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

Cash flow used in financing activities:

Cash flow used in financing activities was 2,824 million yen, a decrease of 2,141 million yen as compared to the previous fiscal year, due to the repayment of short-term bank loans and cash dividend payments.

As a result, the balance of cash and cash equivalents at the end of fiscal 2012, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 29,985 million yen, an increase of 3,669 million yen as compared to the previous fiscal year.

Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 6,363 million yen.

Trends in certain cash-flow indicators

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
Shareholders’ equity ratio (%)	77.1	77.8	77.6
Shareholders’ equity ratio based on the market value (%)	74.0	68.6	62.5
Debt redemption years (years)	0.9	0.6	0.7
Interest coverage ratio (times)	104.6	114.0	110.2

Shareholders’ equity ratio = shareholders’ equity/total assets

Shareholders’ equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets

Debt redemption years = interest-bearing debt/cash flow from operating activities

Interest coverage ratio = cash flow from operating activities/interest payment

Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements

(After Amendment)

Cash Flows Status

Cash flow from operating activities:

Cash flow from operating activities during fiscal 2012 was 10,060 million yen, a decrease of 381 million yen as compared to the previous fiscal year, which reflects the result after adjusting the net income of 7,016 million yen for deferred taxes and equity in net income of affiliated companies, as well as depreciation expenses and an increase in payables.

Cash flow used in investment activities:

Cash flow used in investment activities was 3,467 million yen, an increase of 2,764 million yen as compared to the previous fiscal year, due to the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

Cash flow used in financing activities:

Cash flow used in financing activities was 2,824 million yen, a decrease of 2,141 million yen as compared to the previous fiscal year, due to the repayment of short-term bank loans and cash dividend payments.

As a result, the balance of cash and cash equivalents at the end of fiscal 2012, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 29,985 million yen, an increase of 3,669 million yen as compared to the previous fiscal year.

Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 6,506 million yen.

Trends in certain cash-flow indicators

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
Shareholders’ equity ratio (%)	77.1	77.8	77.6
Shareholders’ equity ratio based on the market value (%)	74.0	68.6	62.5
Debt redemption years (years)	0.9	0.6	0.6
Interest coverage ratio (times)	104.6	114.0	111.8

Shareholders’ equity ratio = shareholders’ equity/total assets

Shareholders’ equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets

Debt redemption years = interest-bearing debt/cash flow from operating activities

Interest coverage ratio = cash flow from operating activities/interest payment

Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements

[Amendment 3]

Page 18 of Attached Materials:

4.	Consolidated Financial Statements: (5) Consolidated Cash Flow Statement

(Before Amendment)

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	2,907	7,016	4,109
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	4,685	4,660	(25)
(2) Stock-based compensation expense	50	60	10
(3) Allowance for returns and doubtful receivables	(364)	(155)	209
(4) Deferred taxes	(1,470)	676	2,146
(5) Gain (loss) on sale of fixed assets	122	(35)	(157)
(6) Impairment loss on fixed assets	107	37	(70)
(7) Impairment loss on intangible fixed assets	1,772	—	(1,772)
(8) Valuation loss on marketable securities and/or investment securities	1,585	831	(754)
(9) Gain (loss) on sale and exchange of marketable securities and/or investment securities	(372)	(25)	347
(10) Equity in net income of affiliated companies (after dividend income)	(566)	(451)	115
(11) Changes in assets and liabilities
Decrease (increase) in receivables	493	(1,589)	(2,082)
Decrease (increase) in inventories	400	(1,801)	(2,201)
Decrease (increase) in other current assets	194	(377)	(571)
Increase in payables	1,251	1,973	722
Decrease in reserves for retirement benefits	(331)	(685)	(354)
Decrease in other liabilities	(267)	(513)	(246)
(12) Other	245	295	50

Net cash flow from operating activities	10,441	9,917	(524)

II. Investing activities
1. Increase in time deposits	(1,809)	(515)	1,294
2. Decrease in time deposits	1,991	488	(1,503)
3. Proceeds from sale and redemption of marketable securities	3,242	8,372	5,130
4. Acquisition of marketable securities	(1,344)	(8,417)	(7,073)
5. Proceeds from sales of tangible fixed assets	538	451	(87)
6. Acquisition of tangible fixed assets	(2,652)	(2,708)	(56)
7. Acquisition of intangible fixed assets	(687)	(846)	(159)
8. Proceeds from sale of investments	988	417	(571)
9. Acquisition of investments	(960)	(590)	370
10. Others	(10)	24	34

Net cash flow from investing activities	(703)	(3,324)	(2,621)

III. Financing activities
1. Decrease in short-term bank loans	(1,794)	(368)	1,426
2. Proceeds from long-term debt	200	500	300
3. Repayment of long-term debt	(104)	(82)	22
4. Acquisition of treasury stock	(655)	(15)	640
5. Sale of treasury stock	282	5	(277)
6. Dividend payment to Wacoal Holdings Corp.	(2,824)	(2,817)	7
7. Dividend payment to non-controlling interests	(70)	(47)	23

Net cash flow from financing activities	(4,965)	(2,824)	2,141

IV. Effect of exchange rate on cash and cash equivalents	(785)	(100)	685

V. Increase (decrease) in cash and cash equivalents	3,988	3,669	(319)
VI. Initial balance of cash and cash equivalents	22,328	26,316	3,988

VII. Year-end balance of cash and cash equivalents	26,316	29,985	3,669

Additional Information

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
Cash paid for
Interest	91	90	(1)
Income taxes, etc.	3,645	3,702	57
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	—	126	126
Acquisition amount of shares of consolidated subsidiaries through assumption of liabilities	200	—	(200)

(After Amendment)

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	2,907	7,016	4,109
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	4,685	4,660	(25)
(2) Stock-based compensation expense	50	60	10
(3) Allowance for returns and doubtful receivables	(364)	(155)	209
(4) Deferred taxes	(1,470)	676	2,146
(5) Gain (loss) on sale of fixed assets	122	(35)	(157)
(6) Impairment loss on fixed assets	107	37	(70)
(7) Impairment loss on intangible fixed assets	1,772	—	(1,772)
(8) Valuation loss on marketable securities and/or investment securities	1,585	831	(754)
(9) Gain (loss) on sale and exchange of marketable securities and/or investment securities	(372)	(25)	347
(10) Equity in net income of affiliated companies (after dividend income)	(566)	(451)	115
(11) Changes in assets and liabilities
Decrease (increase) in receivables	493	(1,589)	(2,082)
Decrease (increase) in inventories	400	(1,801)	(2,201)
Decrease (increase) in other current assets	194	(377)	(571)
Increase in payables	1,251	1,973	722
Decrease in reserves for retirement benefits	(331)	(685)	(354)
Decrease in other liabilities	(267)	(513)	(246)
(12) Other	245	438	193

Net cash flow from operating activities	10,441	10,060	(381)

II. Investing activities
1. Increase in time deposits	(1,809)	(515)	1,294
2. Decrease in time deposits	1,991	488	(1,503)
3. Proceeds from sale and redemption of marketable securities	3,242	8,372	5,130
4. Acquisition of marketable securities	(1,344)	(8,417)	(7,073)
5. Proceeds from sales of tangible fixed assets	538	451	(87)
6. Acquisition of tangible fixed assets	(2,652)	(2,708)	(56)
7. Acquisition of intangible fixed assets	(687)	(846)	(159)
8. Proceeds from sale of investments	988	274	(714)
9. Acquisition of investments	(960)	(590)	370
10. Others	(10)	24	34

Net cash flow from investing activities	(703)	(3,467)	(2,764)

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)

III. Financing activities
1. Decrease in short-term bank loans	(1,794)	(368)	1,426
2. Proceeds from long-term debt	200	500	300
3. Repayment of long-term debt	(104)	(82)	22
4. Acquisition of treasury stock	(655)	(15)	640
5. Sale of treasury stock	282	5	(277)
6. Dividend payment to Wacoal Holdings Corp.	(2,824)	(2,817)	7
7. Dividend payment to non-controlling interests	(70)	(47)	23

Net cash flow from financing activities	(4,965)	(2,824)	2,141

IV. Effect of exchange rate on cash and cash equivalents	(785)	(100)	685

V. Increase (decrease) in cash and cash equivalents	3,988	3,669	(319)
VI. Initial balance of cash and cash equivalents	22,328	26,316	3,988

VII. Year-end balance of cash and cash equivalents	26,316	29,985	3,669

Additional Information

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
Cash paid for
Interest	91	90	(1)
Income taxes, etc.	3,645	3,702	57
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	—	126	126
Acquisition amount of shares of consolidated subsidiaries through assumption of liabilities	200	—	(200)

- End -

[Exhibit 2]

[Translation]

May 18, 2012

To whom it may concern:

Company Name:	WACOAL HOLDINGS CORP.
Representative:	Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact:	Ikuo Otani
Managing Director and General
Manager of Corporate Planning
(Telephone: +81 (075)682-1010)

Notice of Change in the Shareholding by Our Principal Shareholders (Shuyo Kabunushi)

We hereby give notice that the following change has been made in the shareholding by our principal shareholder (Shuyo Kabunushi).

1.	Background:

Upon receiving an Amendment to Substantial Shareholding Report filed by Tradewinds Global Investors, LLC on May 17, 2012, we became aware of the change in the shareholding by our principal shareholder.

2.	Overview of Relevant Shareholder (who is no longer a principal shareholder of Wacoal Holdings Corp.):

(1)	Name

Tradewinds Global Investors, LLC (“Tradewinds”)

(2)	Address

2049 Century Park East 20th Floor, Los Angeles, California 90067 United States

(3)	Representative

Constance Lawton

(4)	Business Description

Investment advisory business

3.	The Number of Voting Rights (Number of Shares) Held by Tradewinds, including as a Percentage of the Number of Voting Rights of All Shareholders:

	Number of voting rights (shares) held	Percentage of the number of voting rights of all shareholders	Rank among our major shareholders
Prior to the change (April 23, 2012)	14,622 (14,622,180)	10.45%	1st
After the change (May 10, 2012)	12,738 (12,738,635)	9.11%	1st

(Note 1)	Although we have not been able to confirm the number of voting rights beneficially held by Tradewinds, the table has been prepared on the assumption that Tradewinds holds voting rights based on the information reported in the Amendment to Substantial Shareholding Report filed by Tradewinds on May 17, 2012. Out of the 12,738 voting rights held by Tradewinds after the change, 8,601 voting rights (6.15% of the voting rights of all shareholders) were held through ADRs (American Depositary Receipts) issued by Wacoal Holdings Corp., and the nominal holder of such voting rights registered in our shareholders’ register is The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders, which is the depositary bank for the ADRs of Wacoal Holdings Corp. The number of shares (number of voting rights) held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders and the ratio to the number of voting rights of all shareholders as of March 31, 2012 are as follows:

Number of shares (number of voting rights) held:	11,426,475 (11,426)
Ratio to the number of voting rights of all shareholders:	8.17%

(Note 2)	The number of shares without voting rights, which are deducted from the total number of issued and outstanding shares: 3,514,085 shares

The total number of issued and outstanding shares as of March 31, 2012: 143,378,085 shares

4.	Forecast of Future Operations:

We expect no impact from the above-mentioned changes on our forecast of business results or other matters.

* Cautionary Statement

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

- End -